InBev

RECEIVED

2005 JUN -2 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier



05008489

Leuven, 27 May 2005

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JUN 0 2 2005
THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release



Press Release

Distribution rights for Beck's® in the U.K. back from Scottish & Newcastle to InBev

Brussels, May 27, 2005

InBev announces that it has reached an agreement with Scottish & Newcastle to get back the distribution rights for Beck's® in the U.K., for a price or net present value of 97.7 million euro. This agreement will bring forward the date on which the Beck's® brand will be fully integrated into the InBev portfolio in the U.K.

Beck's® annual volumes sold in the U.K. in 2004 amounted to approximately 600,000 hectoliters in on-and off-trade, combined. InBev is confident that this brand will be a great asset to Interbrew UK's portfolio. The unique positioning of Beck's®, based on its quality and tradition, will certainly create value for Interbrew's U.K. operations.

Scottish & Newcastle entered into an exclusive distribution agreement for the Beck's® brand in 1987, which at the time was owned by Brauerei Beck GmbH & Co. In 2001, InBev acquired the German brewery, Beck & Co and, as part of this transaction, it took over the agreement with Scottish & Newcastle for the distribution of Beck's® in the UK. The distribution agreement was scheduled to run until May 2012.

"*We firmly believe that Beck's®, one of our global flagship brands, will enhance InBev's portfolio of brands in the UK and will further strengthen our position in this key market for InBev.*" Stewart Gilliland, InBev Zone President Western Europe

It is expected that this transaction will become accretive from 2006 onwards. Return on Invested Capital is expected to meet Weighted Average Cost of Capital by 2007.

The transaction is expected to close shortly.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.
Interbrew UK is an affiliate of InBev.

Contact information

Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: gwendoline.ornigg@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com

!nBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 27 May 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,



Benoît Loore
Assistant Corporate Secretary

Enclosure: press release



Press Release

InBev closes transaction of getting back the distribution rights for Beck's® in the U.K. from Scottish & Newcastle

Brussels, May 27, 2005

InBev is pleased to announce that it has closed the transaction announced this morning, regarding the agreement with Scottish & Newcastle to get back the distribution rights for Beck's® in the U.K.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.
Interbrew UK is an affiliate of InBev.

Contact information

Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: gwendoline.ornigg@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com